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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 19, 2003

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐    Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☒    No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
June 19, 2003	By:	/s/ P.D. LAFRANCE P.D. Lafrance P.D. Lafrance — Assistant Secretary

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 — 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

PROGRESS REPORT ON FALCONBRIDGE'S
MONTCALM NICKEL PROJECT

Timmins, Ontario, June 19, 2003 — Falconbridge Limited today provided a progress report on the development of its Montcalm nickel project, located 70 km Northwest of Timmins, Ontario.

Project Update

>	The Montcalm project has an estimated resource of 7 million tonnes of nickel/copper sulphide ore, of which an estimated 5.1 million tonnes grading 1.46% nickel and 0.7% copper are mineable
>	Capital investment costs are estimated to be $141.5 million
>	Commercial production levels could be achieved within 16 months of commencing development activities
>	The Montcalm project is proceeding through Falconbridge's internal review process and has completed the feasibility stage
>	Falconbridge is currently awaiting approval from the Ontario Ministry of Environment for various environmental permits including a Certificate of Approval for water treatment and discharge
>	There are two preferred water discharge options being reviewed
>	One of the discharge options would require a temporary amendment to a proposed park boundary

Project Overview

The Montcalm deposit was discovered in 1976 by the Dighem Syndicate and explored by Outokumpu Mines from 1993 until 1997. Falconbridge first became involved in the Montcalm Project in 1999 and has invested more than $16 million. The mine has an expected life of 8.5 years from the start of development to the end of mining. The mine would create approximately 145 direct jobs. Underground mining will be conducted via a portal and ramp and ore will be trucked to Falconbridge's Kidd Metallurgical Site in Timmins for processing. Modifications at Kidd Metallurgical Site to treat nickel-bearing material could lead to development of other similar deposits in the Timmins area.

Environmental Highlights

There will be no milling or processing of rock at the Montcalm mine. The mining process involves removing rocks from underground for transport to Falconbridge's operations in Timmins and Sudbury. There will be no tailings generated at the site. The only chemicals used at the Montcalm mine will be those required to treat the discharge water (e.g. lime and carbon dioxide) as well as blasting agents, solvents and petroleum products to operate machinery.

The Montcalm Project has conducted a thorough review of numerous water treatment and discharge options to identify the best option to protect the environment, wildlife and surrounding communities. The discharge of clean, treated water from the Montcalm mine site directly to the Groundhog River has been selected by both the government and Falconbridge as the most environmentally sound approach.

The water discharged to the Groundhog River from the Montcalm mine treatment system will consist of surface and ground water. The treated water discharged from the operation will contain levels of metals similar to those permitted in drinking water. Wherever possible, fresh water will be diverted away from the minesite.

Water Discharge Options

Two preferred options exist for direct discharge to the Groundhog River. Option One is a 15-kilometre buried pipeline from the Montcalm mine to an existing 44-hectare Falconbridge claim that divides the proposed boundaries of the recommended Groundhog Provincial Waterway Park. This option does not require amendment to the proposed boundaries of the recommended Park.

"Concern has been raised by some regarding discharge at this site due to its proximity to sturgeon spawning beds," stated John McDonald, Project Manager for Falconbridge Limited. "We have demonstrated through modelling and an ecological assessment that this concern is unwarranted. This analysis is available to anyone who wishes to review it."

Option Two consists of an eight-kilometre naturalized drainage way, the final 200 metres of which would lie within the proposed boundaries of the recommended Groundhog Provincial Waterway Park.

Proposed Park Boundary Amendment

Falconbridge has proposed a land rights exchange whereby Falconbridge would relinquish the land associated with the pipeline option to the Crown (approximately 22-hectares) in return for the temporary drainage way access rights (approximately 2 hectares) through the proposed Park. Upon closure of the mine, the proposed drainage way access would also be returned to the Crown.

McDonald added, "The proposed boundary amendment is a solution that would increase the area of the Park and allow the Montcalm Project to proceed using the discharge strategy that would result in the least physical disruption."

In addition, Falconbridge has undertaken an Effluent Dispersion Modeling Study and a review of potential effects on the Groundhog River. Based on those studies, Falconbridge is confident that there will be no adverse impact on biotic communities and fish populations or on water quality.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.5%) and by other investors (40.5%).

For further information please contact:

John McDonald	Dale Coffin
Montcalm Project Manager	Director, External Communications
705-267-8842	416-982-7161
E-mail: JMcDonald@falconbridge.com	E-mail: dale.coffin@toronto.norfalc.com

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SIGNATURES
PROGRESS REPORT ON FALCONBRIDGE'S MONTCALM NICKEL PROJECT